As filed with the Securities and Exchange Commission on March 22, 2006

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2

                                       TO

                                   FORM N-8B-2

                               FILE NO. 811-21056

                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST

                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940

                           ADVISOR'S DISCIPLINED TRUST
              (and Subsequent Trusts and Similar Series of Trusts)












              NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES







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III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

     Officials and Affiliated Persons of Depositor

               28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

               Reference is made to Exhibit (A)(6)(b) filed herewith.


























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                                    EXHIBITS

The following exhibits are filed herewith:

Exhibit A(6)(a)

     Certificate of Limited Partnership of the Depositor.

Exhibit A(6)(b)

     Agreement of Limited Partnership of the Depositor.

Exhibit A(6)(c)

     Articles of Organization of the General Partner of the Depositor. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 73 (File No. 333-131959) as filed on March 16, 2006.

Exhibit A(6)(d)

     Operating Agreement of the General Partner of the Depositor. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 73 (File No. 333-131959) as filed on March 16, 2006.

Exhibit A(11)

     Code of Ethics of Trust and Depositor. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 73 (File No. 333-131959) as filed on March 16, 2006.
















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                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, Fixed Income Securities, L.P., the Depositor of the registrant, has caused this Amendment No. 1 to the registration statement to be duly signed on behalf of the registrant in the city of Monument and state of Colorado on the 22nd day of March, 2006.

                                ADVISOR'S DISCIPLINED TRUST

                                By:  FIXED INCOME SECURITIES, L.P.
                                      DEPOSITOR


                                By:         /s/ ALEX R. MEITZNER
                                   --------------------------------------------
                                           Alex R. Meitzner
                                          Managing Director





















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